UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

NATIONAL FUEL GAS COMPANY                                 FORTY-THIRD
NATIONAL FUEL RESOURCES, INC.                             CERTIFICATE
                                                          PURSUANT TO
File No. 70-7833                                            RULE 24

(Public Utility Holding Company Act of 1935)

        In accordance with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and Twelve Months ended September 30, 2002. Also attached as Exhibit "B" is the Balance sheet of NFR as of September 30, 2002.

        IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 14th day of November, 2002.

                                  NATIONAL FUEL RESOURCES, INC.

                                  By:  /s/ Donna L. DeCarolis
                                     ------------------------------------------
                                     Donna L. DeCarolis, Vice President

                                  NATIONAL FUEL GAS COMPANY

                                  By:  /s/ James R. Peterson
                                     ------------------------------------------
                                     James R. Peterson, Assistant Secretary